UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2016

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Item 1: Form 6-K dated March 16, 2016 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited
By: /s/ Hoshang K Sethna
Name: Hoshang K Sethna
Title: Company Secretary

Dated: March 16, 2016

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

Tata Motors bags order for 25 Hybrid buses from MMRDA

•	First Indian manufacturer to commercially deploy Series Hybrid technology in India and a first under the country’s MAKE IN INDIA initiative

•	Full Electric drive train with on board charging via a BS IV compliant diesel powertrain, new-generation advanced Lithium Ion Phosphate battery technology

•	ECAS (Electronically Controlled Air Suspension), EBS (Electronic Braking System) with regenerative braking, which does not require investment in charging infrastructure

•	Full-low floor bus with 400 mm floor height which goes to 340 mm with kneeling for easy entry and exit, and is based on a Modular Platform with a contemporary styled bus body for best in class passenger, as well as driver comfort

•	Complying with CMVR (Central Motor Vehicles Rules), 1989 & UBS – II (Urban Bus Specification) norms

•	Equipped with Tata Motors proprietary Hybrid controller, for optimized performance, best- -in-class fuel economy & loaded with safety features for passengers, as well as drivers.

Mumbai, March 16, 2016: Tata Motors has signed a contract to supply 25 nos. of the Tata Starbus Diesel Series Hybrid Electric Bus with Full Low floor configuration, with the Mumbai Metropolitan Region Development Authority (MMRDA) – the single largest order awarded for Hybrid Electric vehicle technology. With these buses, the MMRDA will connect Bandra Kurla Complex (BKC) to the railways stations of Sion, Bandra and Kurla in the next one year, improving feeder services, to the fastest-growing business hub in Mumbai.

Developed indigenously, the Tata Starbus Full Low Floor Diesel Series Hybrid Electric Bus is economically viable, safe and environmentally friendly. Series Hybrid technology offers lowest cost of ownership, with improved fuel savings of the order of 25-30%, reduction in emissions in comparison to conventional buses & runs on pure electric mode, for around 30-35% of the total travel distance.

Uniquely engineered for ease of operations, the Tata Starbus Diesel Series Hybrid Electric Bus, can run without the requirement of external charging infrastructures, due to integration of on- board charging, via a BSIV compliant engine & energy storage through advanced Lithium Ion Nano-Phosphate Batteries. While the batteries are re-charged by running of the Diesel powertrain, the system also regenerates braking energy through advanced electronic braking system.
The technology thus makes adoption of such advanced buses hassle-free, without investing in high cost of charging stations at bus depots or enroute, thereby giving operators the much needed range and flexibility to shift bus routes as per demand and need.

The Tata Starbus Diesel Series Hybrid Electric Bus, is also fitted with CCT cameras that can record movement inside the bus. The bus is also designed with a wide passage-way for free movement, wider window panes for better visibility, along with wider and lower entry/exit doors, making this new bus safe and convenient for commuters to enjoy public transportation.

The bus also incorporates ITS (Intelligence Transport Systems) for public information, through GPS via electronic destination display boards, indicating expected time of arrival at bus stops and route announcements within the bus etc. Further, bucket type seats, softer suspension, tubeless tyres and lower NVH (Noise, Vibration & Harshness) ensures that passengers are comfortable.

Commenting on the occasion, Mr. Ravi Pisharody, Executive Director, Commercial Vehicle Business Unit, Tata Motors Ltd. said, “At Tata Motors we continue to play an active role in supporting millions of commuters every day, with a range of product solutions across segments and the Tata Starbus Hybrid Electric Bus is one of them. With this indigenously developed city bus, we are extremely pleased to partner MMRDA for 25 such buses, for a shared vision of sustainable cost-efficient transport solutions. With electric mobility as a solution for the future, we are fully geared to cater to the huge potential arising for these technologies, right here in India.”

Dr. AK Jindal, Head – Engineering Research Centre (Commercial Vehicles), Tata Motors Ltd. said, “The Starbus Diesel Electric Hybrid Bus is one of the most advanced vehicle developed by Tata Motors in line with our philosophy of offering most fuel efficient and environment friendly vehicles, with various features, offering best-in-class comfort and convenient features for urban commuters. The vehicle is based on the company’s understanding the needs of various transport authorities for public transport and is tested under various conditions, around the globe. A new transport solution, the Starbus Hybrid, is developed, creating a win-win situation for all stakeholders – for clean, safe, affordable and comfortable commuting.”

A fleet of 10 Tata Hybrid buses are already in operation in city of Madrid, Spain and together have covered more than 1 million km.

During the 2010 Commonwealth Games, Tata Motors introduced CNG-Electric Hybrid Buses, as a result of Tata Motors’ advances in alternate fuel technologies, including hybrid electric vehicles. This was the first time in the history of the Indian automobile industry, that hybrid buses were used for public transportation. Tata Motors has also developed Full-Electric and Articulated buses to meet the future transport needs for envisaged ‘Smart Cities’.

DESIGN

The Tata Starbus Diesel series Hybrid Electric bus, offers solutions based on Tata Motors extensive design and technological expertise in the bus business. In line with Tata Motors current design language, the Tata Starbus Hybrid Electric bus impresses, with a robust design, making the bus appear more upright and self-assured, for a more imposing presence, with integrated head and tail lamps and LED indicator lamp. Designed to be more visually appealing, the bus features a sharp outline that lends to a concentrated, yet energetic and contemporary styling, with a signature single-deck design, comprising of two rigid sections linked by a pivoting joint.

COMFORT & CONVENIENCE

Series hybrid technology along with Electronic Braking System & Electronically Controlled Full Air Suspension provides excellent ride quality, while an energy-efficient HVAC system, enhancing comfort of the Tata Starbus Hybrid. With good starting acceleration and a maximum speed of 70 kms per hour, the Hybrid Starbus is an innovative solution for a more efficient, greener and comfortable intra-city passenger movement.

Pneumatically operated in-swing and out-swing flat doors and a low floor height at 400mm, with a full electronic suspension system and automatic level control, allows the bus to kneel at 340 mm, offering convenience for commuters for easy boarding and exit, including senior citizens, as well for those who are differently abled.

Large 31+1 cushioned seats and a full low floor across the passenger area, with Wi-Fi on board, USB charging ports, an automatic fare collection system, makes the bus truly world-class.

The Starbus Diesel Electric Hybrid Bus is the future of rapid urban mass transportation system. The vehicle also complies with all UBS-II (Urban Bus Specifications), AIS 052 (Automotive Industry Standards) and CMVR (Central Motor Vehicle Rules).

About Tata Motors Buses

Tata Motors is the country’s largest bus manufacturer with the most complete range of transit vehicles that meet every need, arising from day-to-day travel. It has continued to be a leader in this segment not just by setting technological benchmarks, but by adapting innovations effectively to suit Indian travel conditions. With a whole range of coach designs, e.g. microbus, intercity and touring coaches, Tata Motors is able to actively participate in the development and implementation of solutions for mass passenger transport in the worlds’ main markets. With a range of hybrid and electric bus technologies, Tata Motors is adding yet another exciting new dimension to one of the largest commercial vehicle markets in the world.

Besides its partnership with ACGL of Goa, Tata Motors also has a joint venture with Marcopolo S.A. of Brazil, one of the largest bus body manufactures in the world, for fully-built bus (FBV) solutions, with greater average speeds, safety and comfort, for a ‘Metro like feel’. Tata Motors approach of manufacturing FBVs (Fully Building Vehicles), meets the government’s new norms in terms of safety, fuel efficiency, wider bus gangways, with the flexibility to be powered by both CNG and Diesel.

About Tata Motors

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.